Newmarket Gold Inc.

(the "Corporation")

FORM OF PROXY ("PROXY")

Special Meeting
November 25, 2016 at 10:00am Eastern
5300 Commerce Court West, 199 Bay Street
Toronto, Ontario, M5L 1B9
(the "Meeting")

RECORD DATE:	October 25, 2016
CONTROL NUMBER:	«CONTROL_NUMBER»
SEQUENCE #:	«SEQUENCE_NUMBER» - «CUSIP» - «PartAcct_No»
FILING DEADLINE FOR PROXY:	November 23, 2016 at 10:00am Eastern

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TSX Trust Company 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

«MAIL_SEQUENCE»
«Name»
«Add1»
«Add2»
«Add3»
«City», «Province» «Postal_Code»
«Country»

«Shares»
«SEQUENCE_NUMBER»

The undersigned hereby appoints **Douglas Forster, President and CEO** of the Corporation, whom failing **Blayne Johnson, Executive Vice President** of the Corporation or failing both of them **Robert Dufour, CFO** of the Corporation (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Share Issuance Resolution	**FOR**	AGAINST
FOR or AGAINST an ordinary resolution, the full text of which is set forth in Appendix C to the accompanying joint management information circular of the Corporation and Kirkland Lake Gold Inc. ("Kirkland") dated October 28, 2016 (the "Circular"), approving the issuance by the Corporation of such number of common shares of the Corporation as may be required to be issued pursuant to or in connection with the plan of arrangement involving Kirkland under Section 192 of the Canada Business Corporations Act (the "Arrangement") in accordance with the terms of the arrangement agreement dated September 29, 2016 between the Corporation and Kirkland.	☐	☐

2. Name Change Resolution	**FOR**	AGAINST
FOR or AGAINST a special resolution, the full text of which is set forth in Appendix C to the accompanying Circular, approving, conditional upon the closing of the Arrangement, the amendment to the articles of the Corporation to change the name of the Corporation to "Kirkland Lake Gold Ltd.", subject to regulatory approval.	☐	☐

3. Share Consolidation Resolution	**FOR**	AGAINST
FOR or AGAINST a special resolution, the full text of which is set forth in Appendix C to the accompanying Circular, approving, conditional upon the closing of the Arrangement, the amendment to the articles of the Corporation to provide that (i) the authorized capital of the Corporation be altered by consolidating all of the common shares of the Corporation on the basis of 0.475 of a new common share of the Corporation for every 1 existing common share of the Corporation and (ii) any fractional common shares of the Corporation arising on the consolidation of the common shares of the Corporation will be deemed to have been tendered by its registered owner to the Corporation for cancellation for no consideration.	☐	☐

4. Newmarket Board Resolution	**FOR**	AGAINST
FOR or AGAINST an ordinary resolution to set the number of directors of the Corporation at nine (9) directors.	☐	☐

5. Election of Directors		**FOR**	WITHHOLD
a)	Anthony Makuch	☐	☐
b)	Maryse Bélanger	☐	☐
c)	Jon Gill	☐	☐
d)	Arnold Klassen	☐	☐
e)	Pamela Klessig	☐	☐
f)	Barry Olson	☐	☐
g)	Jeffrey Parr	☐	☐
h)	Eric Sprott	☐	☐
i)	Raymond Threlkeld	☐	☐

6. Newmarket Board Delegation Resolution	**FOR**	AGAINST
FOR or AGAINST a special resolution, the full text of which is set forth in Appendix C to the accompanying Circular, conditional upon the closing of the Arrangement, empowering the directors of the Corporation to determine the number of directors of the Corporation subject to the limitations of the Business Corporations Act (Ontario).	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date (MM/DD/YYYY)*

TMX | TSX Trust

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING CIRCULAR PRIOR TO VOTING.**
3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Corporation.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxies***, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.
8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.
9. Guidelines for proper execution of proxy available at www.stac.ca. Please refer to the Proxy Protocol

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